UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT 1934

For the month of February, 2006

COLES MYER LTD.

(Translation of registrant's name into English)

800 TOORAK ROAD, TOORONGA, VICTORIA, AUSTRALIA

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F      X      Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form the registrant is also thereby furnishing the information to the Commission pusuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes              No      X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

COLES MYER LTD.

(Registrant)

By  /s/  R F BENNETT

(Signature)

ROBERT F BENNETT

COMPANY SECRETARIAT MANAGER

Date February 21, 2006

Coles Myer Ltd.

ABN 11 004 089 936

800 Toorak Road, Tooronga, 3146

Telephone (03) 9829 3111

Facsimile (03) 9829 6787

Postal Address: PO Box 2000, Glen Iris, 3146

News Release

21 February, 2006

COLES MYER 2006 first half sales up 4.2%

  Group sales up 4.2% to $19 billion

  Food and Liquor sales below expectations

    new initiatives to drive sales

    liquor strategy progressing well

  Non-food sales impacted in tightening market

  Group earnings guidance confirmed

Coles Myer Ltd (CML) today announced first half sales of $19 billion, an increase of 4.2% (Q2: 3.1%) for the 26 weeks ended 29 January 2006.

CML CEO John Fletcher said that while second quarter sales were disappointing, the Group remained on track to deliver full-year earnings of $769 million ($800 million before capital management).

He said that sales had been impacted by several factors:

  in supermarkets, pressure on marketing and customer service resources as the business balanced day-to-day priorities with implementation of long-term transformation in liquor, lack of scale in the superstore market pending the full roll-out of 1st Choice; and

  in non-food, the industry-wide trend of lower spending by customers most sensitive to tighter economic conditions

"In Food and Liquor, financial management of transformation and underlying earnings growth were on track, but supermarkets' marketing and customer service were impacted by the need to put extra resources into projects as they moved from their design phase to implementation in-store.

"We have already taken steps to address these issues by putting extra resources into marketing and lifting customer service levels in selected markets," Mr Fletcher said.

"We continue to grow our liquor business in line with strategy, opening five 1st Choice Superstores in the half as we explore further opportunities to grow both organically and through acquisitions."

In non-food, Kmart was affected most by the industry-wide tightening of spending by customers most sensitive to economic conditions, including higher fuel prices, as the brand moved to change its product and promotional mix.

Mr Fletcher said that Myer had delivered strong sales and earnings, with a particularly good Christmas and stocktake sale period and a first half sales increase of 2.8% (Q2: 3.0%).

"The Myer ownership review continues to make good progress, with a number of parties currently in the bidding process. The Board is expected to make a decision on the future of the business by the end of March.

"Coles Express also delivered a strong performance while Target and Officeworks continued to build sales as they cycled last year's high comparative figures," Mr Fletcher said.

Food and Liquor recorded sales growth of 3.9% for the half (Q2: 3.3%) with comparative sales up 1.5% (Q2: 0.9%).

Food and Liquor sales were impacted as the supermarkets' team was asked to manage day-to-day business priorities in an intensely competitive marketplace while also ensuring that transformational activities were smoothly transitioned and integrated into the business.

While supermarkets remained absolutely price competitive during this period, customer research showed that we needed to enhance our marketing of the supermarkets' value offer and improve service levels in some areas to recover lost market share.

The supermarkets business has already addressed both of these issues by putting in place an enhanced marketing program and additional checkout services in key locations.

Implementation of transformation is on track. Stores are beginning to experience the operational benefits of initiatives currently being rolled out, such as roll cages and returnable plastic crates.

Food and Liquor earnings also grew to plan on an underlying basis during the half despite the business having to bear the additional short-term costs of 42 projects involving more than 650 people, to transform the way we order, buy and deliver stock from suppliers into stores.

Meanwhile, the business continued to invest in its new three-tiered housebrand offer. Customers responded positively to some 400 lines now introduced and a strong rollout is scheduled for the remainder of FY2006.

All of supermarkets' transformational and strategic initiatives will contribute incrementally to sales and earnings over time.

During the half, 17 new supermarkets were opened.

Our Liquor business also has in place both short and long-term initiatives to grow sales and earnings.

Customer response to the new 1st Choice liquor superstores has been strong as the business invests beyond the initial seven stores. Customer acceptance of the new look Liquorland has also been above expectations and delivered good sales increases as the fleet is progressively refurbished.

The business is positioned to rapidly roll out its superstore network by taking the number of sites available for 1st Choice development to 55 subject to licensing approval

Coles Express sales increased by 15.9% (Q2: 13.6%) to $3 billion for the half, reflecting higher fuel prices.

C-stores also traded particularly strongly during the peak summer trading period.

Nine new stores were added during the half to extend the network and add to the convenience for our millions of customers, with a further eight new stores expected to be opened by the end of FY2006.

Kmart reported a sales decrease of 2.6% for the half (Q2: -3.4%), with comparative sales of -5.0% (Q2: -6.2%) in an intensely competitive second quarter in which the brand focused on improving the quality of its sales.

Kmart is currently implementing a series of initiatives designed to improve its customer offer, including adjusting its product and promotional mix and thus improving the quality of its sales. These changes include greater newness, quality and range in the product offer through better sourcing, more efficient inventory management, better store layouts and gradually shifting the promotional mix away from a reliance on deep discounting and store / category-wide percentage-offs.

The implementation of these initiatives coincided with the industry trend of slowing sales of goods seen as more discretionary by customers most affected by tighter economic conditions and higher fuel prices. This compounded the loss of sales in Kmart's four key divisions of Home, Entertainment, Toys and Outdoor Lifestyle.

Meanwhile, apparel performed well over the quarter as customers responded positively to the improved offer, with the standouts being womenswear, footwear and accessories. The Consumables, Seasonal and Stationery division also achieved a solid quarter result, performing well during Christmas and Back to School.

Kmart opened six new stores for the half and also announced that through its Kmart Tyre & Auto Service business it will acquire 90 new sites from Shell. These sites will be progressively re-branded Kmart Tyre and Auto Service from February 20 and will expand the KTAS network to more than 280 sites.

Kmart has improved product margin across all business categories during the half and will deliver half year earnings only marginally lower than last year as it continues through the current transition period.

Myer sales increased by 2.8% (Q2: 3.0%), buoyed by a strong Christmas and Stocktake Sale and gains in categories including Womenswear, Menswear, Cosmetics, Accessories, Intimate Apparel, Electric and our youth businesses.

Myer's strong focus on gift-giving ideas and its well-received brand campaign featuring Dame Edna helped deliver a strong Christmas. The brand was pleased with the excellent customer response to the offer across its Women's businesses and saw good improvements in Homewares.

Myer's Electric business performed well during the quarter, driven by its continued dominance in iPod sales and strong sales of plasma and LCD TVs in the lead up to the Commonwealth Games.

Myer's overall performance was achieved with a lower level of sales and promotional advertising as a percentage of total marketing spend than in the same period the previous year.

Target delivered a sales increase of 3.2% for the half (Q2: 3.4%), driven primarily by growth in its key apparel and footwear categories. Comparative sales were up 1.0% (Q2: 0.9%) as the brand cycled high prior year comparative increases.

Target's apparel sales were strong but, like Kmart, it experienced lower spending in some hardgoods categories that customers on lower incomes see as more discretionary items.

Target maintained its focus on growing sales through offering differentiated, on-trend product supported by excellent in-store execution.

Exploring further direct sourcing opportunities will ensure Target continues to lead the market in the delivery of differentiated merchandise and speed to market.

Target opened six new stores during the half and continues to look for opportunities to expand its footprint through new stores and expansions.

Officeworks excluding Harris Technology increased sales by 11.4% (Q2: 10.6%), with comparative sales up 6.4% (Q2: 6.5%). Including Harris Technology, Officeworks comparative sales were up 4.9% (Q2: 5.5%).

Successful Technology, Back to School and Christmas promotions continued to strengthen the brand's positioning.

The business continued to focus on expanding its store network, opening four new Officeworks stores during the half. Officeworks now has 91 stores across Australia, as well as eight Harris Technology Business Centres.

Further enquiries:

Media Scott Whiffin +61 3 9829 5548

Analysts John Di Tirro +61 3 9829 4521

Financials
Business Group Sales	Second Quarter (13 Weeks)			Half Year (26 Weeks)
	2005	2006	Chg	2005	2006	Chg
	$m	$m	%	$m	$m	%
Food & Liquor	4,904.4	5,067.8	3.3	9,490.4	9,857.1	3.9
Coles Express	1,316.8	1,495.9	13.6	2,647.5	3,067.3	15.9
Kmart	1,287.8	1,244.0	(3.4)	2,192.8	2,136.8	(2.6)
Myer	1,020	1,050.2	3.0	1,667.0	1,713.1	2.8
Megamart	76.9	8.1	(89.5)	138.2	66.7	(51.7)
Target	932.7	964.5	3.4	1,634.4	1,687.0	3.2
Officeworks Officeworks excluding Harris	295.5 242.7	304.9 268.6	3.2 10.6	574.6 465.6	595.9 518.9	3.7 11.4
Total Sales	9,834.0	10,135.4	3.1	18,344.9	19,123.9	4.2
Comparable Store Sales
Food & Liquor			0.9			1.5
Coles Express			12.9			15.3
Kmart			(6.2)			(5.0)
Myer			3.0			2.8
Megamart			(16.5)			(5.8)
Target			0.9			1.0
Officeworks Officeworks excluding Harris			5.5 6.5			4.9 6.4
Total Group			1.9			2.9

Movement in Stores	Q1 2006	Openings	Closings	Q2 2006
Supermarkets	730	7	4	733
Liquor	669	9	12	666
Coles Express	597	7	3	601
Kmart	184	2	1	185
Kmart Tyre & Auto	66	0	0	66
Officeworks	88	3	0	91
Harris Technology	8	0	0	8
Myer	61	0	0	61
Megamart	9	0	9	0
Target	258	1	0	259
Total	2,670	29	29	2,670